                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of 16 May, 2008

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  16 May, 2008

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.

FOR IMMEDIATE RELEASE	15th MAY 2008

Allied Irish Banks, p.l.c.

Interim Management Statement

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] is issuing the following update covering its business in the year to date, key trends and their expected effect on performance in 2008. Please note that all trends in this update are in constant currency terms. Guidance for 2008 is based on an assumption that conditions in the first four months will continue for the full year. This assumption may be undermined by further market dislocation and the adverse effects it may have, particularly on our funding costs and asset valuations.

Overall performance is good. All our divisions - Republic of Ireland, Capital Markets, United Kingdom and Poland are maintaining and further developing our premium market positions. Likewise, M&T continues to hold a very strong competitive position in the United States. Our business combines the dual characteristics of geographic diversity and strong customer franchises that provide reliable and recurring revenues. This combination underpins our resilience in the changed and very testing environment of difficult market conditions and slowing economies - the latter factor being a particular challenge for our Irish business this year.

In 2008 we continue to target a low single digit percentage growth in earnings per share off a 2007 base of 205.9c. The quality and depth of our customer franchises is underlined by the growth we are achieving in our broad deposit base of over 2 million customers and we are targeting volume growth of around 13% this year. The increases in our international and corporate businesses are particularly notable and ahead of a lower rate of increase in Irish retail and commercial deposits. Slower loan growth of around 10% is expected this year reflecting lower demand in some markets and as our focus increases on matching incremental customer loan and deposit volumes. In response to this lower growth environment, we have acted swiftly to materially reduce cost growth and we are targeting income to grow at a faster rate than costs again this year. Asset quality remains good and our bad debt charge is expected to rise in line with previous guidance to around 20 basis points of average loans.

While a significant portion of our foreign currency income has been hedged, the relative strength of the euro is expected to have a c. 3% adverse effect on earnings and this is included in guidance.

There has been no adverse change to the high quality of the assets in our treasury trading portfolio though the market for most of these assets is inactive. We said in February that the effect at that time of marking the portfolio to observed screen prices was to reduce non interest income by c. €30m in 2008. This is the figure we have used in compiling guidance. The figure would be c. €50m higher if we were to continue basing valuation on screen prices in an inactive market.

In the first half of 2008 we expect earnings per share to be down relative to the first half of 2007 by c. 6% due to two main factors; first, the exceptional level of bad debt recoveries in H1 2007 will not recur and second, the global market dislocation and its negative effects did not begin until the second half of last year.

FUNDING

Our funding position is strong. In addition to the customer deposit growth already mentioned, our funding is supplemented by good access to wholesale markets well spread across a one to twelve month horizon. We have a diverse range of programmes and we continue to access funding at targeted levels. We continue to monitor the term debt market and plan to issue when conditions improve. There are some early signs of this in the market. In the event that this improvement is not sustained, our term debt maturity profile is well spread and together with our strong funding position removes our requirement to issue in 2008. We have ample qualifying liquid assets which, at the end of the first quarter, remain at a broadly similar level to the c. €31 bn figure held at the end of 2007. This level supports a significant buffer over both our regulatory requirement and our own higher internal policy level.

From the outset of the dislocation in markets last August to date, our average cost of funding with a duration of up to one year, has been less than the interbank rate.

MARGINS

We continue to expect our net interest margin to reduce by around 10 basis points in 2008. The persistently higher cost of funding is anticipated to have a c. 4 basis points detrimental effect on the net interest margin. While an element of this effect is being recaptured through increased pricing on the asset side of our balance sheet, there is a time lag, compounded by lower new lending activity. This adverse effect is currently forecast to be broadly offset by a higher margin on our treasury assets. Overall product margins remain robust in both our loan and deposit portfolios. Other factors causing the net interest margin attrition continue to be the averaging effect of loans growing at a faster pace than deposits in 2007, product mix - particularly in our deposit portfolios - and competition. The reinvestment of customer account funds is expected to have a broadly neutral effect this year.

ASSET QUALITY

We are closely monitoring all our asset portfolios and trends are largely in line with our expectations. In a weakening economic environment, there is a general downward shift in the credit grading profile and some increase in impaired loans. The exception to the trend is Poland where the economy continues to grow strongly and our asset quality remains stable. As already indicated, we expect the overall bad debt charge to be around 20 basis points of average loans in 2008. In the first half, the charge is likely to be lower, mainly due to strong recoveries in Capital Markets and Poland.

In Ireland, we are particularly vigilant in managing our residential development book which has been affected by the marked slowdown in the housing market. While there are some tentative signs of buyer demand improving, activity generally continues to be low. We remain satisfied that our exposures are well structured and typically benefit from risk mitigants such as a low average LTV, cross collateralisation, recourse to sponsors and access to independent cashflows. It is also clear that the demographic fundamentals underpinning demand remain firmly in place. The timing of a broad based recovery in demand remains uncertain however and in the meantime the number of cases that require close management has increased. Action plans to minimise risk and possible loss are being implemented on a case by case basis and the losses we incur this year are likely to be within our range of expectation. Our other domestic portfolios, including our exposures to commercial property development and investment are robust and increased impairment of these portfolios is not expected to be material this year. We have also recently conducted detailed reviews of our international loan portfolios and are satisfied that they remain resilient. In common with our approach in Ireland we have avoided any material exposure to speculative lending and our exposures are well underpinned by good cashflows and security cover.

Our CLO / CDO portfolio continues to perform well. This portfolio is predominantly CLOs and has no exposure to CDOs backed by subprime. Performance has been strong with no downgrades to any of our tranches and our risk positions remain well protected. Our small subprime exposures have reduced marginally from year end due to some repayment. As stated at year end performance continues to be better than the market average. While we expect to take some additional writedowns to income on our subprime exposures this year, the effect is not expected to be material.

The top quality of the two asset portfolios managed by our global treasury unit and primarily held for liquidity management purposes has been reaffirmed following a further review completed in recent weeks. At the end of April, the trading portfolio was c. €6 bn and the available for sale portfolio was c. €20 bn. A high 90s percentage of both continue to be rated investment grade based on the quality of underlying assets and without benefit of any synthetic structuring. The assets have an average maturity of c. 2.5 years and we remain confident that they will redeem at par on maturity.

NON INTEREST INCOME

The 2008 outturn is expected to be broadly flat relative to last year. Good growth in customer treasury fees, Polish banking and foreign exchange commissions is forecast while lower loan and wealth management activity and lower Polish asset management balances will adversely affect income from these sources.

COSTS

In the lower growth environment that we are experiencing in some of our main markets, we are placing a heightened emphasis on cost management. This is expected to result in costs increasing by around 3% in 2008. This is a significantly lower level of growth than in previous years and reflects the greater levels of flexibility that we have to adapt our cost base to changed conditions and to continue improving productivity by growing our income faster than costs. We continue to invest for growth, choosing those areas of our business where we identify the best opportunities and potential. Excluding Poland, which is the principal business in which we are currently investing, expected cost growth for the rest of the group is broadly flat.

CAPITAL

Our capital position is solid and we expect to internally generate sufficient tier 1 capital this year to support our business requirements and continue our progressive dividend policy. Our tier 1 ratio is expected to be around 7.4% at the end of 2008, broadly in line with the level at the end of 2007. Our core tier 1 ratio is expected to be at or above the end of 2007 level of 5.6%. While higher than anticipated downward migration through credit grades under Basel II rules may adversely affect these figures, our capital ratios are commensurate with our relatively low risk business model and practices.

REPUBLIC OF IRELAND DIVISION

We anticipate growth of around 1% in the Irish economy this year. In this lower growth environment, we are targeting loans and deposits to increase by around 4% and 2% respectively. While customer demand for loans has moderated, we are tailoring our activity and confining our credit appetite to focus on our existing customers. This approach is being determined by our desire to broadly match increases in customer loans with deposits. The rate of forecast increase in our retail and commercial deposit base is in line with our expectation for that market overall in Ireland this year. We are maintaining our market share in key product areas and while competition remains intense our product margins are broadly stable. Slower activity in the overall investment and protection market will adversely affect income in our wealth management business.

CAPITAL MARKETS DIVISION

Corporate banking is performing strongly again this year. We are seeing good lending opportunities in both primary and secondary markets as lower demand is being offset by less competition. We are selectively taking opportunities where we can achieve attractive margins and good risk adjusted returns. This year we are targeting loans to increase by around 15%.

Our customer treasury business is performing well and there is good demand for risk management products. We are well positioned in regard to our funding and liquidity management in wholesale markets. Our investment banking units are performing well in tough markets

A highlight of performance this year is the very positive response from our customers to our drive to gather deposits. The initiatives we are taking are succeeding across our Irish and international markets. This year we are targeting deposits to grow by over 20% as we extend the scope of our business development and emphasise deposit products to customers with whom we have longstanding relationships.

UK DIVISION

Strong deposit growth has long been a hallmark of our UK business and this capability is clearly evident again this year. We are targeting an increase of over 20% in 2008 which is being sourced from our mid corporate and private banking customer base. We are targeting a high single digit percentage increase in our loan book this year. In the slower growth UK economy asset quality remains good though we are experiencing some adverse credit grade migration. Quality is underpinned by our focus on the more robust segments of the Great Britain business market such as healthcare, education, professional services and the resilient Northern Ireland market. Our conviction on loan quality was reaffirmed following a recently completed detailed review of all our significant exposures across the division. We have a low level of exposure to speculative commercial development and are largely absent or were early movers away from sub sectors in which most difficulty is likely to arise.

POLAND DIVISION

Our top quality Polish business continues to grow strongly in an economy that is forecast to achieve around 5% GDP growth in 2008. We have a significant investment programme supporting our drive to achieve a clear no. 3 position in Poland. We are extending the scale and scope of our franchise through the continuing development of our integrated distribution network. Our franchise currently features 430 branches, over 700 ATMs, 16 corporate / SME centres, 33 mini bank outlets and close to 1.2m e-banking customers. Customer demand for both loans and deposits is buoyant and we are targeting growth of around 30% and 25% respectively.

Market conditions will reduce the income we receive this year from our leading positions in the asset management and brokerage markets. This effect on income is expected to be outweighed in 2008 by the aforementioned balance sheet growth and good increases in banking, card and treasury fees and commissions.

M&T BANK CORPORATION

The US regional banking market is characterised by low revenue growth and higher credit charges. In this environment, M&T is performing well relative to its peers. It has a low risk business model and its strong financial condition positions it to take opportunities at better prices than were previously available. In the first quarter of 2008, M&T reported good growth in both loans and deposits. Diluted earnings per share, productivity and allowance for credit losses all increased in the first quarter compared to the corresponding period in 2007.

NOTE

Group results for the half year ending 30th June 2008 will be announced on Wednesday, 30th July 2008.

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6600311 ext. 12162	Tel: +353-1-6600311 ext. 13894

Forward-looking statements

A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the 'forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit and other risks of lending and investment activities, competitive and regulatory factors and technology change. Any 'forward-looking' statements made by or on behalf of the Group speak only as of the date they are made.